MuniYield Michigan Insured Fund II, Inc.

File No. 811-6501

Item No. 77M (Mergers) -- Attachment

During the fiscal semi-annual period ending October 31, 2002, MuniYield Michigan Fund, Inc. (the “Registrant”) acquired substantially all of the assets and assumed substantially all of the liabilities of MuniHoldings Michigan Insured Fund II, Inc. (“MH Michigan”), File No. 811-9483.

On January 14, 2002, at meetings of the Boards of Directors of the Registrant and MH Michigan, the Boards of Directors approved an Agreement and Plan of Reorganization (the “Reorganization”).  The Reorganization referred collectively to (i) the acquisition of substantially all of the assets and the assumption of substantially all of the liabilities of MH Michigan by the Registrant, in exchange solely for (A) newly issued shares of common stock of the Registrant, and (B) shares of a newly created series of Auction Market Preferred Stock (“AMPS”) of the Registrant, to be designated Series B; (ii) the subsequent distribution by MH Michigan, on a proportionate basis, of (A) shares of Registrant’s common stock to the holders of common stock of MH Michigan and (B) shares of Registrant’s Series B AMPS to the holders of AMPS, designated Series A, of MH Michigan; (iii) the amendment of the investment policies of Registrant, so that under normal conditions, at least 80% of its net assets will be invested in municipal obligations with remaining maturities of one year or more that are covered by insurance guaranteeing the timely payment of principal at maturity and interest when due; and (iv) a change in the name of Registrant to MuniYield Michigan Insured Fund II, Inc.

On January 17, 2002, in connection with the Reorganization, the Registrant filed a Registration Statement on Form N-14 (File Nos. 333-76896 and 811-6501; the “N-14 Registration Statement”).  The N-14 Registration Statement contained the proxy materials soliciting the approval of the Agreement and Plan of Reorganization by the shareholders of MH Michigan.  Pre-Effective Amendment No. 1 to the N-14 Registration Statement was filed on March 4, 2002, and the N-14 Registration Statement as so amended was declared effective by the Commission on March 4, 2002.

On May 15, 2002, the shareholders of the Registrant and MH Michigan approved the Reorganization at a special meeting of shareholders held for that purpose.  On June 3, 2002, the “Reorganization Date,” pursuant to the Agreement and Plan of Reorganization, MH Michigan transferred securities and cash valued at $93,863,667.67 to the Registrant and received in exchange 4,130,421 shares of the Registrant’s Common Stock and 34,000 shares of Registrant’s Series B AMPS with an aggregate liquidation preference of $25,000; and MH Michigan distributed these shares to their respective shareholders as provided in the Agreement and Plan of Reorganization.

On June 3, 2002, the Registrant changed its name to MuniYield Michigan Insured Fund II, Inc.

An application for Deregistration on Form N-8F was filed by MH Michigan on August 7, 2002 and amended on October 4, 2002.  On November 20, 2002, an Order of Deregistration was issued by the Securities and Exchange Commission.